U-VEND, INC.
1507 7TH STREET, UNIT 425
SANTA MONICA, CA 90401

November 5, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C. 20549-3629

Attention:	Dean Brazier, Staff Attorney
Dietrich King, Legal Branch Chief
Mara Ransom, Assistant Director

Re:	U-Vend, Inc. (formerly Internet Media Services, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2014
File No. 333-195914

Ladies and Gentlemen:

In response to the Staff’s letter of October 15, 2014, the Company hereby files Amendment No. 2 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter.  For your convenience, the response to each comment follows the comment itself.

General

1.
We have reviewed your response to comment 3 of our letter dated June 9, 2014. We note that the company’s securities appear to trade on the OTC Pink marketplace maintained by OTC Markets Group. Please note that this marketplace is not recognized as a market for purposes of Item 501(b)(3) of Regulation S-K. As a result, please revise your disclosure in the prospectus cover page, summary, and in the plan of distribution sections to provide that the selling security holders will offer and sell your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices.

Response:  Based on our letter to the Staff dated October 16, 2014 and subsequent phone conversations with the Staff, we have completed the process for the listing of the Company on the OTC QB.  Our listing on the OTC QB was effective on October 27, 2014.  We believe that since the OTC QB is recognized as a market for purposes of Item 501(b)(3) of Regulation S-K we are not required to offer and sell our common stock at a fixed price or within a bona fide price range.  Accordingly, we have updated the Registration Statement to reflect our listing on the OTC QB.

U-Vend, Inc.
November 5, 2014

2.
We have reviewed your response to comment 4 of our letter dated June 9, 2014. We remained concerned that the offer and sale of securities by Cobrador Multi-Strategy Partners, LP may be an indirect primary offering on your behalf. Please help us to understand why this transaction is not a distribution by or on your behalf. Your analysis should fully address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. In doing so, please specifically address the magnitude of the offering relative to both the public float and the current OTC Pink trading volume, as well as the ability of the company to service the principal payments required by the notes.

Response:  Based on our letter to the Staff dated October 16, 2014 and subsequent phone conversations with the Staff, we have updated the Registration Statement to reflect the agreed upon reduced registration amount of 2,256,076 shares of our common stock, par value $0.001 per share.  Of this total, automated Retail Leasing Partners, LLP represents 256,076 shares and Cobrador Multi-Strategy Partners, LP represents 2,000,000 shares.  Accordingly, we have updated the Registration Statement to reflect the registration of these shares.

Recent Developments, page 6

Total possible profit the selling stockholder could realize as a result of the conversion discount for the securities underlying the warrants issued in connection with the Cobrador Notes, page 10

3.
Please explain to us the source of the warrants issued on November 15, 2013 and December 26, 2013. We understand from Note 3 to the Consolidated Financial Statements on page F-10 that you issued 525 million Series A and Series B, each, in 2013 and then 750 million of the same in the first four months of 2014. The tables presented on pages 10 and 11 contain issuances for these warrants in 2013 that do not convert to 525 million; whereas, the issuances for 2014 reflect the amounts disclosed in the Notes to your audited and unaudited financial statements.

Response:  The warrants issued in 2013 were granted in connection with Cobrador convertible notes as described in footnote 3 to the audited financial statements as of December 31, 2013. The audited financial statements as of December 31, 2013 included in the Form 10-K were filed on April 15, 2014.  The warrants granted and the respective per share amounts were adjusted for the reverse stock-split effective May 16, 2014. The warrants and related exercise prices disclosed in the second quarter of 2014 financial statements reflect the impact of the 1 for 200 reverse stock-split for the warrants.

During the second quarter of 2014, the Company modified certain terms for three of the original Cobrador convertible notes dated June 18, 2013, August 21, 2013, and October 17, 2013. In connection with this action, these three notes and the underlying warrants granted with these notes, were amended and reissued. In connection with this action, the Company recorded a gain on extinguishment of debt in the three month period ended June 30, 2014.

U-Vend, Inc.
November 5, 2014

The table below presents the warrants as originally issued in 2013, after the reverse split effective May 16, 2014, and as amended and reissued in the second quarter of 2014.

	Original warrant shares	Original exercise price	Post-split warrant shares	Post-split exercise price	Amended warrant shares	Amended exercise price

Series A	225,000,000	$0.001	1,125,000	$0.20	4,500,000	$0.05
	300,000,000	$0.00025	1,500,000	$0.05	not amended	not amended
Series B	225,000,000	$0.0012	1,125,000	$0.24	4,500,000	$0.06
	300,000,000	$0.0003	1,500,000	$0.06	not amended	not amended

The Company recognized a gain of $112,000 on extinguishment of debt in the six month period ended June 30, 2014, resulting from changes to certain of the terms of certain of the Cobrador notes.  Certain of the terms of certain of the Cobrador notes were modified.  The notes issued on June 18, 2013, August 21, 2013 and October 17, 2013 each of which had a conversion price of $0.20 per share and were convertible into 750,000 shares of common stock were amended and reissued as notes convertible into 3,000,000 shares of the Company's common stock at a conversion price of $0.05 per share, subject to an adjustment with a minimum adjusted conversion price of $0.03 per share.

In connection with the reissued notes, the Company amended the warrants that had been granted in connection with the originally issued note agreements dated June 18, 2013, August 21, 2013 and October 17, 2013. Series A warrants totaling 1.125 million with an exercise price of $0.20 per share and Series B warrants totaling 1.125 million with an exercise price of $0.24 per shares were amended and reissued.  The 4.5 million reissued Series A warrants have and exercise price of $0.05 per share and the 4.5 million reissued Series B warrants have an exercise price of $0.06 per share. For all 2013 and 2014 Cobrador notes the Series A warrants were amended to increase the term from 15 months to 24 months.  The Series B term remained at 5 years. The amendment and reissuance of the three notes and warrants has been accounted for as an extinguishment of the original notes and warrants and the reissuance of the replacement notes and warrants.

U-Vend, Inc.
November 5, 2014

Item 17.  Undertakings, page II-5

4.
We have reviewed your response to comment 27 of our letter dated June 9, 2014. Please include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K, available on our website at www.sec.gov.

Response: In response to the Staff’s comment, the Company has updated Item 17. Undertakings of the Amendment to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-6

5.
We note the addition of Ms. Kathleen Browne as Chief Financial Officer. Please indicate whether she has also assumed the roles of Principal Financial Officer and Principal Accounting Officer by having her sign in her capacity as such. If Mr. Meyers retains these responsibilities, please have him sign in such capacities as he did in the initial filing of this registration statement on May 13, 2014.

Response:  Ms. Browne has assumed the roles of Principle Financial Officer and Principal Accounting Officer.  The disclosure requested by the Staff has been included in the Registration Statement.

Given that we believe the Staff’s comments have been fully addressed, we are filing, contemporaneously with Amendment 2 to the Registration Statement, a request for acceleration of the effectiveness of the Registration Statement to 2:00 PM, Eastern Time, on Friday, November 7, 2014, or soon thereafter as practicable.

If you have any further questions of comments, kindly contact the undersigned at (310) 295-1922 or our counsel, Gary Agron Esq. at (303)-748-8223.

Sincerely, U-Vend, Inc. By: /s/ Raymond Meyers Raymond Meyers Chief Executive Officer

cc:	Gary A. Agron